December 6, 2005

Mr. Lloyd T. Rochford
President and Chief Executive Officer
Arena Resources, Inc.
4920 South Lewis Avenue, Suite 107
Tulsa, Oklahoma 74105

	Re:	Arena Resources, Inc
		Form S-3
      Filed October 17, 2005
File No. 333-127741
Amendment No. 1 to
	Form 10-KSB for the year ended December 31, 2004
Filed October 17, 2005
File No. 1-316757


Dear Mr. Rochford:

      We have reviewed your filings and have the following engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB/A for the Fiscal Year Ended December 31, 2004



1. Please provide your December 31, 2004 reserve reports.

2. For the reserves acquired in 2004 tell us if the reserve estimates for those properties that you reported in the 2004 10-KSB were different from your pre-purchase reserve estimate for each property and from the seller`s reserve estimate for each property. If so, please tell us the extent of the difference and the reasons for the changes.

3. Tell us for each of the last three years how many reserves were converted from proved undeveloped to proved developed producing and the cost of those conversions in each year.

4. For the reserves converted from undeveloped to developed in each of the last three years tell us how your post-drill estimates of ultimate recovery compared to your pre-drill estimates and if they have changed over time. If so, tell us the extent of the change and the reasons.

5. You report that in 2004 you spent $4 million in development costs.
Reconcile for us that you estimated in the 2003 reserve report you would spend almost $13 million in 2004 on development of undeveloped
reserves.   Tell us what developments that you assumed to be
performed
in 2004 in the reserve report were not performed and the reasons they were not performed.



Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.






	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;
* the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





	Please contact Jonathon Duersch at (202) 551-3719 or Jill
Davis,
Branch Chief, at (202) 551-3683 with any questions relating to accounting matters. Please contact James Murphy at (202) 551-3703 with any questions relating to engineering matters. Please contact
Melinda Kramer at (202) 551- 3726 or Tangela Richter, Branch
Chief, at
(202) 551- 3685 with any other questions.




Sincerely,





H. Roger Schwall

Assistant Director







CC: Ken Dornblaser, Esq
        Melinda Kramer
        Tangela Richter
        Jill Davis










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Mr. Lloyd T. Rochford
Arena Resources, Inc.
December 6, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010